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                                                                Exhibit 14

                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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TAAM ASSOCIATES, INC.

                  Plaintiff,

                  v.

JAMES F. CALVANO, ROBBIN L. AYERS, JOHN FOWLER, BRIAN J.      C.A. No. 16305-NC
FITZPATRICK, WILLIAM D. GUTH, SANFORD MILLER, MONEYGRAM
PAYMENT SERVICES, INC., and VIAD CORP.,

                  Defendant.

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HARBOR FINANCE PARTNERS,
                           Individually and on behalf
                           of all others similarly            C.A. No. 16306-NC
                           situated,

                                   Plaintiff
                  - against -

JAMES F. CALVANO, JOHN M. FOWLER, ROBBIN L. AYERS, WILLIAM
D. GUTH, BRIAN J. FITZPATRICK, SANFORD MILLER, and
MONEYGRAM PAYMENT SYSTEMS, INC.,

                                    Defendants.
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                        MOTION FOR EXPEDITED PROCEEDINGS

         Plaintiffs, by their attorneys, respectfully move the Court to schedule their Motion for Preliminary Injunction, served and filed herewith, for a hearing prior to May 8, 1998, the presently scheduled date for the closing of the tender offer (the "Tender Offer") by Pine Valley Acquisition Corporation ("Pine Valley") for all the issued and outstanding shares of MoneyGram Payment Systems, Inc. ("MoneyGram") at $17.00 per share. As grounds for this Motion, plaintiffs represent as follows:
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         1. Plaintiffs are stockholders of MoneyGram. Plaintiffs bring this action on behalf of all MoneyGram stockholders, except defendants, contending that the defendant directors of MoneyGram have breached their fiduciary duties to plaintiffs and the other public shareholders of MoneyGram by failing to take appropriate steps to ascertain the best transaction available for MoneyGram public shareholders; and by failing to include in materials disseminated to MoneyGram's shareholders in connection with the Tender Offer information material to the decision facing MoneyGram's shareholders of whether or not to tender their shares. These allegations are particularized in Plaintiff's Amended Class Action Complaint, served on April 15, 1998 (the "Complaint").

         2. Among other things, the Complaint alleges that MoneyGram's Board accepted the acquisition proposal of Pine Valley's parent, Viad Corporation ("Viad"), in an auction process flawed by the exclusion of a third party bidder from the final round of bidding, and that the transaction price does not fairly value MoneyGram.

         3. In addition, the Complaint alleges that MoneyGram's
Solicitation/Recommendation Statement on 14D-9 ("14D-9"), omits material information in a number of respects set forth on Exhibit A hereto wherein the relevant allegations of the Complaint are reproduced.

         4. In short, the Complaint alleges that MoneyGram's shareholders are being denied the opportunity to make an informed judgment on the Tender Offer, and that the individual defendants have failed to make their duty to maximize shareholder value in a change of control transaction. Accordingly, plaintiffs seek a preliminary injunction against completion of the Tender Offer. Lack of complete information in connection with a Tender offer, and loss of the opportunity to obtain the best available transaction in a change of control context can constitute irreparable injury sufficient to warrant preliminary injunctive relief. See, e.g., Joseph
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v. Shell Oil Company, Del. Ch., 482 A.2d 335 (1984); and, as Vice Chancellor
Jacobs said in QVC Network v. Paramount Communications, Del. Ch., 635 A.2d 1245, 1273 n.50 (1993), affirmed in relevant part, Paramount Communications v. QVC Network, Del. Supr., 637 A2d 34 (1993):

         Since the opportunity for shareholders to receive a superior control premium would be irrevocably lost if injunctive relief were not granted, that alone would be sufficient to constitute irreparable harm.

         5. Since the Tender Offer is scheduled to close on May 8, 1998, plaintiffs request that the Court hear their preliminary injunction motions sufficiently prior to that date to permit a decision before the closing.

         6. Plaintiffs have not previously applied for this relief.

         WHEREFORE, plaintiffs respectfully request the Court to enter an Order in the form attached hereto.

                  ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
                  By:      /s/ Norman M. Monhait
                           ---------------------
                           Suite 1401, Mellon Bank Center
                           P.O. Box 1070
                           Wilmington, DE 19899-1070
                           (302) 656-4433
                           Attorneys for Plaintiffs

OF COUNSEL:

BERNSTEIN LIEBHARD
& LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414

WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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                                    EXHIBIT A

         20. The 14D-9 fails to disclose material information necessary for MoneyGram's shareholders to make an informed decision. The 14D-9 does not provide a basis upon which shareholders can independently determine the value of the Company's stock and whether to tender their shares to Viad.

         21. The 14D-1 tender offer statement fails to include the Company's most recent operating results for the first quarter of 1998 ending March 31, 1998. MoneyGram shareholders are being asked to make an irrevocable decision regarding their investment in MoneyGram on the basis of incomplete information.

         22. Annexed to the 14D-9 is a copy of the fairness opinion issued by Morgan Stanley & Co. ("Morgan Stanley"). The fairness opinion lists various documents relied upon by Morgan Stanley, including "certain financial statements and other financial and operating data concerning MoneyGram prepared by the management of MoneyGram." None of this financial information is provided to shareholders in the 14D-9 or accounted for in the fairness opinion.

         23. Further, neither the 14D-9 nor the fairness opinion contains a discussion of the results of various financial analyses presumable performed by Morgan Stanley in determining the value of MoneyGram. In fact, there is no disclosure as what analyses were even performed other than to comparable companies (of which there is only one), a historical analysis of the Company's stock price, and a pro-forma analysis of a combined Viad/MoneyGram company (which does not even address the independent valuation of MoneyGram). There was no disclosure whether standard analyses such as discounted cash flow
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or comparable earnings analysis were performed or what the results of such analyses showed. Further, there is no discussion of what analyses Morgan Stanley deemed important and what other factors Morgan Stanley considered "appropriate" to evaluate.

         24. Accordingly, MoneyGram shareholders cannot determine from these materials the fair value of their shares, whether there was any deviation from standardized investment banking practices, and why the proposed transaction is purportedly fair.